SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	April	2013
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Press Release, dated April 30, 2013.

Document 1

For Immediate Release	April 30th , 2013

Sonde Resources Corp. Announces First Quarter Earnings Conference Call

CALGARY, ALBERTA--(Marketwire – April 30th, 2013) – Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE MKT LLC: SOQ) will be hosting a conference call on Tuesday, May 7th, 2013, at 2:00 p.m. MST to provide a report on the First Quarter 2013 results. Mr. Jack Schanck, President and CEO will host the call. All interested parties can join the call by dialing (416) 340-2216 or (888) 226-1792. Please dial-in 15 minutes prior to the call to secure a line.  The conference call will be archived for replay on our website within 48 hours of this conference call.

Sonde Resources Corp. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada and Offshore North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	April 30, 2013	By:	/s/ Cheryl Clark
Name: Cheryl Clark Title: Corporate Controller/Assistant Corporate Secretary

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